U.S. SECURITIES AND EXCHANGE COMMISSION
                                        Washington, DC 20549
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    FORM 4                                                                                                      OMB APPROVAL
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[_]  Check  this  box if                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                  OMB Number:       3235-0287
no  longer  subject  to                                                                                  Expires:   January 31, 2005
Section  16.  Form 4 or Form 5                                                                           Estimated average
obligations may continue. See    Filed pursuant to Section 16(a) ofthe Securities Exchange Act of 1934,  burden hours per
Instruction 1(b).                    Section 17(a) of the Public Utility Holding Company Act of 1934     response................0.5
                                          or Section 30(h) of the Investment Company Act of 1940         ---------------------------
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(Print or Type Response)
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1.   Name and Address of Reporting Person*

KIMBERLIN                            KEVIN                 B.
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   (Last)                           (First)             (Middle)

535 MADISON AVENUE, 18TH FLOOR
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                                    (Street)

NEW YORK                            NEW YORK             10022
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


                       THE IMMUNE RESPONSE CORPORATION
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3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)



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4.   Statement for Month/Day/Year


                                NOVEMBER 27, 2002
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [_]  Other (specify below)

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7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by More than One Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                             6.
                                                                 4.                            5.            Owner-
                                                                 Securities Acquired (A) or    Amount of     ship
                                                    3.           Disposed of (D)               Securities    Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)           Beneficially  Direct    Nature of
                      2.            2A. Deemed      Code         ----------------------------- Owned Follow- (D) or    Indirect
1.                    Transaction   Execution Day   (Instr. 8)                   (A)           ing Reported  Indirect  Beneficial
Title of Security     Date             if any       ------------     Amount      or    Price   Transaction   (I)       Ownership
(Instr. 3)            (mm/dd/yy)     (mm/dd/yy)      Code     V                  (D)           (Inst.3 and4) (Instr.4) (Instr. 4)
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
Common Stock, par value $.0025 per                                                              8,750         I         See Note
share                                                                                                                   (1)
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Common Stock, par value $.0025 per                                                              4,000         I         See Note
share                                                                                                                   (2)
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Common Stock, par value $.0025 per                                                             56,979         I         See Note
share                                                                                                                   (3)
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Common Stock, par value $.0025 per                                                   See      448,717         I         See Note
share                                                                                Note (4)                           (4)
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1.  Held by the reporting person's spouse.
2.  Held in a retirement account for the benefit of the reporting person.
3.  Held by Kimberlin Family Partners L.P. a Colorado limited partnership, of which the reporting person is the general partner.
4.  The reported securities were included in Units, each of which included one share of the Issuer's common stock and one warrant to purchase one share of the Issuer's common stock (which warrants have subsequently expired), purchased in 1997 for $7.80 per Unit by Kevin Kimberlin Partners, L.P., a Delaware limited partnership, of which the general partner is KKP Management LLC, a Nevada limited liability company, of which the reporting person is the managing member.
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.         SEC 1474 (3-99)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                        Page 1 of 3

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FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                     10.
                                                                                                           9.        Owner-
                                                                                                           Number    ship
                                                                                                           of        Form
             2.                                                                                            Deriv-    of
             Conver-                          5.                              7.                           ative     Deriv-  11.
             sion                             Number of                       Title and Amount             Secur-    ative   Nature
             or               3A.             Derivative    6.                of Underlying      8.        ities     Secur-  of
             Exer-            Deemed  4.      Securities    Date              Securities         Price     Bene-     ity:    In-
             cise     3.      Execu-  Trans-  Acquired (A)  Exercisable and   (Instr. 3 and 4)   of        ficially  Direct  direct
             Price    Trans-  tion    action  or Disposed   Expiration Date   ----------------   Deriv-    Owned     (D) or  Bene-
1.           of       action  Date,   Code    of(D)         (Month/Day/Year)           Amount    ative     at End    In-     ficial
Title of     Deriv-   Date    if any  (Instr. (Instr. 3,    ----------------           or        Secur-    of        direct  Owner-
Derivative   ative    (Month/ (Month/ 8)      4 and 5)      Date     Expira-           Number    ity       Month     (I)     ship
Security     Secur-   Day/    Day/    ------  ------------  Exer-    tion              of        (Instr.   (Instr.   (Instr. (Instr.
(Instr. 3)   ity      Year)   Year)   Code V  (A)   (D)    cisable  Date     Title     Shares    5)        4)        4)      4)
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

Option to      $73.00  12/15/92  A                           Immed.   12/15/02  Common     6,250                        D
buy Common                                                                      Stock
Stock
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Option to      $32.00   9/19/94  A                           Immed.    9/19/04  Common     1,563                        D
buy Common                                                                      Stock
Stock
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Option to      $21.76   6/14/95  A                           Immed.    6/14/05  Common     1,563                        D
buy Common                                                                      Stock
Stock
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Option to      $49.00   5/30/96  A                           Immed.    5/30/06  Common     1,563                        D
buy Common                                                                      Stock
Stock
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Option to      $35.00   5/22/97  A                           Immed.    5/22/07  Common     1,563                        D
buy Common                                                                      Stock
Stock
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Option to      $54.76   6/11/98  A                           Immed.    6/11/08  Common     1,563                        D
buy Common                                                                      Stock
Stock
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Option to      $29.25   5/25/99  A                           Immed.    5/25/09  Common     1,563                        D
buy Common                                                                      Stock
Stock
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Option to      $23.125  8/17/99  A                           Immed.    8/17/09  Common     1,180                        D
buy Common                                                                      Stock
Stock
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Option to      $23.752  5/25/00  A                           Immed.    5/25/10  Common     1,563                        D
buy Common                                                                      Stock
Stock
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Option to      $15.752 11/27/00  A                           Immed.   11/27/10  Common     7,341                        D
buy Common                                                                      Stock
Stock
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Option to      $15.752 11/14/00  A                           See      11/14/10  Common    17,659                        D
buy Common                                                   Note               Stock
Stock                                                        (5)
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Option to      $13.80   6/21/01  A                           6/22/02   6/21/11  Common     1,563                        D
buy Common                                                                      Stock
Stock
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Option to      $2.36    6/17/02  A                           6/17/03   6/17/12  Common     1,563                 44,931 D
buy Common                                                                      Stock
Stock
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8% Convertible $4.6144  11/9/01   P             433,426      Immed.             Common   433,426                        I     See
Debenture due                                                                   Stock                                         Note
2004                                                                                                                          (6)
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Warrant to     $5.768   11/9/01   P             433,426      Immed.   11/9/11   Common   433,426                866,851 I     See
buy Common                                                                      Stock                                         Note
Stock                                                                                                                         (6)
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8% Convertible $4.144   02/14/02  P             429,000      Immed.             Common   429,000                        I     See
Debenture due                                                                   Stock                                         Note
2005                                                                                                                          (7)
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Warrant to     $4.662   02/14/02  P             429,000      Immed.   02/14/12  Common   429,000                858,000 I     See
buy Common                                                                      Stock                                         Note
Stock                                                                                                                         (7)
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8% Convertible $1.728   05/03/02  P           2,319,109      Immed.             Common 2,319,109                        I     See
Debenture due                                                                   Stock                                         Note
2005                                                                                                                          (8)
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Warrant to     $2.16    05/03/02  P           2,319,109      Immed.   05/03/12  Common 2,319,109              4,638,218 I     See
buy Common                                                                      Stock                                         Note
Stock                                                                                                                         (8)
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8% Convertible $1.9104  06/24/02  P             523,451      Immed.             Common   523,451                        I     See
Debenture due                                                                   Stock                                         Note
2005                                                                                                                          (9)
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Warrant to     $2.388   06/24/02  P             523,451      Immed.   06/24/12  Common   523,451              1,046,901 I     See
buy Common                                                                      Stock                                         Note
Stock                                                                                                                         (9)
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8% Convertible $1.5968  07/11/02  P             354,858      Immed.   07/11/05  Common   354,858      $566,638          I     See
Debenture due                                                                   Stock                                         Note
2005                                                                                                                          (10)
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Warrant to buy $1.996   07/11/02  P             354,858      Immed.   07/11/12  Common   354,858                709,716 I     See
Common Stock                                                                    Stock                                         Note
                                                                                                                              (10)
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8% Convertible $1.1852  07/30/02  P             430,068      Immed.   07/30/05  Common   430,068      $637,189          I     See
Debenture due                                                                   Stock                                         Note
2005                                                                                                                          (11)
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Warrant to     $1.4816  07/30/02  P             430,068      Immed.   07/30/12  Common   430,068                860,136 I     See
buy Common                                                                      Stock                                         Note
Stock                                                                                                                         (11)
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8% Convertible $1.1424  11/12/02  P           4,243,354      Immed.   11/12/05  Common 4,243,354 $4,849,453.79          I     See
Debenture due                                                                   Stock                                         Note
2005                                                                                                                          (12)
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Warrant to     $1.428   11/12/02  P           4,243,354      Immed.   11/12/12  Common 4,243,354              8,486,708 I     See
buy Common                                                                      Stock                                         Note
Stock                                                                                                                         (12)
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8% Convertible $1.1456  11/15/02  P             174,581      Immed.   11/15/12  Common   174,581     $200,000           I     See
Debenture due                                                                   Stock                                         Note
2005                                                                                                                          (13)
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Warrant to     $1.432   11/15/02  P             174,581      Immed.   11/15/12  Common   174,581              349,162   I     See
buy Common                                                                      Stock                                         Note
Stock                                                                                                                         (13)
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8% Convertible $1.0832  11/20/02  P             184,638      Immed.   11/20/12  Common   184,638     $200,000           I     See
Debenture due                                                                   Stock                                         Note
2005                                                                                                                          (14)
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Warrant to     $1.3540  11/20/02  P             184,638      Immed.   11/20/12  Common   184,638              369,276   I     See
buy Common                                                                      Stock                                         Note
Stock                                                                                                                         (14)
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8% Convertible $0.8128  11/27/02  P             264,518      Immed.   11/27/12  Common   264,518     $215,000           I     See
Debenture due                                                                   Stock                                         Note
2005                                                                                                                          (15)
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Warrant to     $1.0160  11/27/02  P             264,518      Immed.   11/27/12  Common   264,518              529,366   I     See
buy Common                                                                      Stock                                         Note
Stock                                                                                                                         (15)
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(5)  An equal portion of the options to purchase 17,659 shares of the Issuer's common stock, which were granted to the reporting person on November 14, 2000, vest each day that the reporting person remains a member of the Issuer's board of directors, with the entire grant to become fully vested on January 1, 2003.
(6)  On November 9, 2001, Kevin Kimberlin Partners, L.P., a Delaware limited partnership, of which the general partner is KKP
     Management LLC, a Nevada limited liability company, of which the reporting person is the managing member, purchased (a) a promissory note initially convertible into 433,425 shares of the Issuer's common stock and (b) a warrant to purchase 433,425 shares of the Issuer's common stock.
(7)  On February 14, 2002, Oshkim Limited Partnership, of which the reporting person is an affiliate, purchased (a) a promissory note initially convertible into 429,000 shares of the Issuer's common stock and (b) a warrant to purchase 429,000 shares of the
     Issuer's common stock.
(8)  On May 3, 2002, Oshkim Limited Partnership, of which the reporting person is an affiliate, purchased (a) a promissory note initially convertible into 2,319,109 shares of the Issuer's common stock and (b) a warrant to purchase 2,319,109 shares of the
     Issuer's common stock.
(9)  On June 24, 2002, Oshkim Limited Partnership, of which the reporting person is an affiliate, purchased (a) a promissory note initially convertible into 523,450 shares of the Issuer's common stock and (b) a warrant to purchase 523,450 shares of the
     Issuer's common stock. The promissory note is alternatively convertible (at the option of the reporting person and subject to the receipt of all necessary corporate and regulatory approvals) into 10 units (rather than the Issuer's common stock) to be sold by the Issuer as part of a contemplated private offering of units comprised of the Issuer's common stock and warrants.
(10) On July 11, 2002, The Kimberlin Family 1998 Irrevocable Trust, of which the reporting person is an affiliate, purchased (a) a promissory note initially convertible into 354,858 shares of the Issuer's common stock and (b) a warrant to purchase 354,858 shares of the Issuer's common stock. The promissory note is alternatively convertible (at the option of the reporting person and subject to the receipt of all necessary corporate and regulatory approvals) into units (at a price of $100,000 per unit) to be sold by the Issuer as part of a contemplated private offering of units comprised of the Issuer's common stock and warrants.
(11) On July 30, 2002, The Kimberlin Family 1998 Irrevocable Trust, of which the reporting person is an affiliate, purchased (a) a promissory note initially convertible into 537,621 shares of the Issuer's common stock and (b) a warrant to purchase 537,621 shares of the Issuer's common stock. $433,362 of the promissory note is alternatively convertible (at the option of the reporting person and subject to the receipt of all necessary corporate and regulatory approvals) into units (at a price of
     $100,000 per unit) to be sold by the Issuer as part of a contemplated private offering of units comprised of the Issuer's common stock and warrants.
(12) On November 12, 2002, Cheshire Associates LLC, of which the reporting person is a related party, purchased (a) a promissory note initially convertible into 4,243,354 shares of the Issuer's common stock and (b) a warrant to purchase 4,243,354 shares of the Issuer's common stock.
(13) On November 15, 2002, Cheshire Associates LLC, of which the reporting person is a related party, purchased (a) a promissory note initially convertible into 174,581 shares of the Issuer's common stock and (b) a warrant to purchase 174,581 shares of the
     Issuer's common stock.
(14) On November 20, 2002, Cheshire Associates LLC, of which the reporting person is a related party, purchased (a) a promissory note initially convertible into 184,638 shares of the Issuer's common stock and (b) a warrant to purchase 184,638 shares of the Issuer's common stock.
(15) On November 27, 2002, Cheshire Assocates LLC, of which the reporting person is a related party, purchased (a) a promissory note initially convertible into 264,518 shares of the Issuer's common stock and (b) a warrant to purchase 264,518 shares of the Issuer's common stock.

     THE NUMBER OF SHARE AND PRICE PER SHARE AMOUNTS SET FORTH IN THIS FORM HAVE BEEN CALCULATED TO TAKE INTO ACCOUNT THE EFFECTS OF
     THE 1 FOR 4 REVERSE STOCK SPLIT EFFECTED ON OR ABOUT OCTOBER 9, 2002 BY THE ISSUER.

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** Intentional misstatements or omissions of                 /S/ Kevin B. Kimberlin                               DECEMBER 2, 2002
   facts constitute Federal Criminal Federal                 -------------------------------------------     -----------------------
   Criminal Violations. SEE 18 U.S.C. 1001                     **Signature of Reporting Person                         Date
   and 15 U.S.C. 78ff(a).



Note:  File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

o  Potential persons who are to respond to the collection of information contained in this for are not required to respond unless
   the form displays a currently valid OMB Number.                                                                    Page 3 of 3
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